                                    RANDGOLD

INTERIM REPORT
for the six months ended 30 June 2004

Net profit of R106,7 million

o    Proposed acquisition of The AfLease shares

o    5% interest in Western Areas acquired

o    Additional Angolan diamond interests secured

o    Proposed acquisition of 14,6% of Pan Palladium

o    Randgold Resources developing Loulo and commissioning underground feasibility study

ABRIDGED GROUP INCOME STATEMENTS

                                        Unaudited      Unaudited         Audited
                                         6 months       6 months       12 months
                                            ended          ended           ended
                                          30 June        30 June     31 December
R000                                         2004           2003           2003
Dividends and interest received            15 955          1 571          9 357
Interest expense                           (6 727)        (5 673)        (6 447)
Depreciation and amortisation                (921)           (76)          (994)
Impairment of goodwill                          -              -        (24 398)
Foreign exchange loss                     (41 921)             -       (132 067)
Exploration and corporate
Expenditure                               (12 747)       (11 052)       (27 972)
Profit on sale of portion of
investment in associate                   150 367         81 771        241 429
Profit/(loss) on sale of investments        5 787          3 142        (34 151)
Other income                                3 793          4 468         14 987
Profit/(loss) on ordinary
activities                                113 586         (7 620)        39 744
Equity income from associate               15 787        126 471        166 351
Profit on ordinary activities before
taxes and minority interest               129 373        200 622        206 095
Taxation                                  (22 076)             -        (29 593)
Profit on ordinary activities
before minority interest                  107 297        200 622        176 502
Minority interest                            (576)             -            702
Net profit for the period                 106 721        200 622        177 204
Ordinary shares in issue (000s)            63 254         44 354         55 281
Earnings per share (cents)                    201            452            367
Fully diluted earnings per
share (cents)                                 200            450            366
Headline earnings/(loss) per
share (cents)                                 (46)           268            (12)
Fully diluted headline earnings/
(loss) per share (cents)                      (46)           267            (12)
Reconciliation between earnings
and headline earnings
Earnings for the period                   106 721        200 622        177 204
Add back:
Profit on sale of portion of
investment in associate                  (150 367)       (81 771)      (241 429)
Impairment of goodwill                          -              -         24 398
Tax effect of adjustments                  19 148              -         33 810
Headline (loss)/earnings for
the period                                (24 498)       118 851         (6 017)

ABRIDGED GROUP BALANCE SHEETS

                                        Unaudited      Unaudited         Audited
                                          30 June        30 June     31 December
R000                                         2004           2003            2003
ASSETS
Current assets
Cash and cash equivalents                   2 298         97 177         11 202
Amounts receivable                        291 382          9 540          3 466
Total current assets                      293 680        106 717         14 668
Property, mineral rights and
prospecting permits                       277 247         15 184         79 133
Investments                               407 524         85 380        431 209
Investment in associate                   364 035        521 744        432 339
Other long-term assets                    128 272              -        200 871
Total assets                            1 470 758        729 025      1 158 220

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and
accrued liabilities                       207 548         21 882          6 736
Tax liability                              60 628              -         39 170
Total current liabilities                 268 176         21 882         45 906
Long-term liabilities
Provision for post-retirement
benefits                                   58 670         52 000         58 670
Total liabilities                         326 846         73 882        104 576
Shareholders' equity
Share capital                                 633            448            553
Share premium                             775 550        307 094        614 120
Other reserves                            439 071        549 264        632 077
Accumulated losses                       (118 360)      (201 663)      (225 081)
Total shareholders' equity              1 096 894        655 143      1 021 669
Outside shareholders' interest             47 018              -         31 975
Total liabilities and equity            1 470 758        729 025      1 158 220

ABRIDGED GROUP CASH FLOW STATEMENTS

                                        Unaudited      Unaudited         Audited
                                         6 months       6 months       12 months
                                            ended          ended           ended
                                          30 June        30 June     31 December
R000                                         2004           2003            2003
Cash (utilised in)/provided
by operations                             (16 665)        (8 040)        (4 267)
Dividends and interest received             1 204          1 571          8 198
Interest paid                                (254)        (5 673)        (6 447)
Taxation paid                                (618)             -         (3 029)
Net cash (utilised in)/provided
by operations                             (16 333)       (12 142)        (5 545)
Net cash provided by/(utilised in)
investing activities                        6 974        141 628         93 459
Net cash (utilised in)/provided by
financing activities                          455        (54 312)       (98 715)
Net (decrease)/increase in cash
and cash equivalents                       (8 904)        75 174        (10 801)
Cash and cash equivalents at
beginning of period                        11 202         22 003         22 003
Cash and cash equivalents at
end of period                               2 298        121 093         11 202

NET FAIR ASSET VALUE (UNAUDITED) FOR RANDGOLD & EXPLORATION

                                                                    Market value
                                                Per        Price         30 June
                                     Units    share   Percentage            2004
DESCRIPTION                           held        R         held            R000
Listed investments
The Afrikander Lease Limited     7 300 000     1,48         3,42         10 804
Anglo American Platinum
Corporation Limited                235 000   235,00         0,11         55 225
Durban Roodepoort
Deep, Limited                      500 000    15,70         0,22          7 850
Harmony Gold Mining
Company Limited                    315 000    65,25         0,13         20 554
JCI Limited debentures              50 651     1,02         0,02             52
JCI Limited ordinary shares     37 560 613     0,45         1,79         16 902
Kelgran Limited                  2 324 830     0,19         2,47            442
Simmer and Jack
Mines, Limited                  40 000 000     0,28        19,66         11 200
Western Areas Limited            9 311 300    26,99         8,84        251 312
Randgold Resources Limited      18 358 000    54,04        31,36        992 037
                                                                      1 366 378

Other assets                                                            677 041
Liabilities                                                            (326 846)
Net assets                                                            1 716 573
Shares in issue (000)                                                    63 254
NAV per share (cents)                                                     2 714

ABRIDGED GROUP STATEMENTS OF CHANGES IN EQUITY

                             Share     Share   Accumulated       Other
R000                       capital   premium        losses    reserves     Total
Balance at
1 January 2003                 437  292 929     (402 285)     656 548   547 629
Net profit for the period        -        -      200 622            -   200 622
Share options exercised         11   14 165            -            -    14 176
Net dilution due to
share capital  movements
in associate                     -        -            -     (73 015)   (73 015)
Listed investments -
marked to market                 -        -            -     (46 219)   (46 219)
Movement on cash
flow hedges                      -        -            -      11 950     11 950
Balance at
30 June 2003                   448  307 094     (201 663)    549 264    655 143

Net profit for the period        -        -      (23 418)          -    (23 418)
Share options exercised          2    2 541            -           -      2 543
Shares issued during
the period                     103  304 485            -           -    304 588
Net dilution due to
share capital movements
in associate                     -        -            -      78 056     78 056
Listed investments
- marked to market               -        -            -      10 622     10 622
Revaluation of investments
on acquisition
of subsidiary                    -        -            -       3 590      3 590
Movement on cash
flow hedges                      -        -            -      (9 455)    (9 455)
Balance at
31 December 2003               553  614 120      (225 081)   632 077  1 021 669
Net profit for the period        -        -       106 721          -    106 721
Share options exercised          -      165             -          -        165
Shares issued during
the period                      80  161 265             -          -    161 345
Net dilution due to
share capital movements
in associate                     -        -             -        (51)       (51)
Listed investments
- marked to market               -        -             -   (200 616)  (200 616)
Movement on cash
flow hedges                      -        -             -      7 661      7 661
Balance at
30 June 2004                   633  775 550      (118 360)   439 071  1 096 894

SEGMENTAL ANALYSIS OF THE NET PROFIT/(LOSS)

                                       Randgold            Randgold &
                                      Resources  Minrico  Exploration
R000                                    Limited  Limited    Corporate     Total
FOR THE SIX MONTHS ENDED 30 JUNE 2004
Net dividends and interest                    -     (30)        9 258     9 228
Depreciation and
Amortisation                                  -     (38)         (883)     (921)
Exploration and
corporate expenditure                       (21) (1 085)      (11 641)  (12 747)
Foreign exchange loss                   (41 921)      -             -   (41 921)
Other income                                  -     301         3 492     3 793
Profit on sale
of investments                          150 367       -         5 787   156 154
Profit/(loss) before tax,
equity income and
minority interest                       108 425    (852)        6 013   113 586
Equity income from
Associate                                15 787       -             -    15 787
Minority interest                             -     224          (800)     (576)
Taxation                                (21 506)     (8)         (562)  (22 076)
Net profit/(loss)                       102 076    (636)        4 651   106 721

                                       Randgold            Randgold &
                                      Resources  Minrico  Exploration
R000                                    Limited  Limited    Corporate     Total
FOR THE SIX MONTHS ENDED 30 JUNE 2003
Net dividends and interest                    -        -       (4 102)   (4 102)
Depreciation and
Amortisation                                  -      (26)         (50)      (76)
Exploration and
corporate expenditure                         -     (878)     (10 174)  (11 052)
Other income                                  -      231        4 237     4 468
Profit on sale
of investments                           81 771        -        3 142    84 913
Profit/(loss) before
taxation and
equity income                            81 771     (673)      (6 947)   74 151
Equity income from
Associate                                     -        -      126 471   126 471
Taxation                                      -        -            -         -
Net profit/(loss)                        81 771     (673)     119 527   200 622

COMMENTS

During March 2004, Randgold & Exploration exercised an option to acquire the shares of Lunda Alluvial Operations (Pty) Limited, which through its subsidiaries holds alluvial diamond rights in Angola. The purchase consideration of R56,7 million was settled through the issue of 2 268 000 new ordinary shares in Randgold & Exploration. This acquisition was in line with the Company's strategy of acquiring an interest in the mineral resource industry where promising new opportunities are available. Randgold & Exploration followed this transaction with the acquisition of further alluvial diamond prospecting and mining licences in Angola, together with the acquisition of mining equipment and movable assets valued at a total purchase consideration of R105,3 million through the issue of 5,69 million new Randgold & Exploration ordinary shares to the vendors.

In June 2004, Randgold & Exploration acquired 5,3 million Western Areas Limited
("Western Areas") shares from Anglo South Africa Capital (Pty) Limited
("Anglo"), a wholly-owned subsidiary of Anglo American plc, for a consideration of R197,6 million. Inkwenkwezi Gold Mining Consortium ("Inkwenkwezi"), a
broad-based empowerment consortium, agreed to acquire 13,7 million Western Areas shares from Anglo. Simultaneously, Randgold & Exploration granted Inkwenkwezi a
12-month option to acquire the 5,3 million Western Areas shares at cost plus interest. Randgold & Exploration has undertaken to Anglo that should Inkwenkwezi fail to complete the Inkwenkwezi acquisition by not later than 1 November 2004,
Anglo has the right to require Randgold & Exploration to sell back to Anglo the
5,3 million Western Areas shares for a consideration of R70 million less than the consideration paid for by Randgold & Exploration for such shares including interest.

Following the Western Areas rights issue in July 2004, the Company acquired a further 505 313 Western Areas shares for R15,3 million.

During February 2004, Randgold & Exploration entered into an agreement with The
Afrikander Lease Limited ("Aflease") to subscribe for 24 million Aflease shares and the right to subscribe for additional Aflease shares, which would have increased Randgold & Exploration's shareholding in Aflease to +/- 34%. In July
2004, this agreement has been re-negotiated and a new agreement reached in terms of which Randgold & Exploration will acquire 94 million Aflease shares in exchange for 9,4 million new Randgold & Exploration ordinary shares. Randgold &
Exploration has also extended loan facilities of R50 million to Aflease that will be settled through the issue of Aflease shares. This transaction will increase Randgold & Exploration's participation in Aflease to +/- 33%. Aflease will use the proceeds of the Randgold & Exploration loan and shares to fund its gold projects at its Bonanza South mine and Modder East project, including a pre-feasibility study on its uranium resources. Minrico Limited's platinum joint ventures have progressed further with additional drilling taking place at its
Aurora joint venture with Pan Palladium Limited ("Pan Palladium") in the northern Bushveld. Subject to the South African Reserve Bank approval, Randgold
& Exploration has entered into a share swap agreement with Pan Palladium that will see Randgold & Exploration acquire a 14,6% shareholding in Pan Palladium in exchange for the issue of 2,15 million new Randgold & Exploration ordinary shares to Pan Palladium. At the Doornbosch joint venture, mapping has been completed and drilling will commence during the current quarter.

FINANCIAL REVIEW

The results for the six months ended 30 June 2004 have been prepared in terms of
South African Statements of Generally Accepted Accounting Practice, including accounting standard AC127, "Interim Financial Reporting", and in accordance with the Group's accounting policies which are consistent with those used in the audited financial statements for the year ended 31 December 2003.

The Group's consolidated results reflect a net profit of R106,7 million for the six months ended 30 June 2004, which is a decrease of 47% from the corresponding net profit for the six months ended 30 June 2003.

As previously advised in March 2004, Randgold Resources (Holdings) Limited,
which was previously treated as an investment in a foreign entity, has been viewed as integral to the operations of Randgold & Exploration and therefore the classification has changed to that of an integral foreign operation. As a result of the change in classification the financial impact on profit amounted to a decrease of R41,9 million which primarily contributes to the 47% decrease in net profit from the previous six months.

Equity income from the Group's associate, Randgold Resources Limited ("Randgold
Resources"), decreased substantially to R15,8 million from R124,5 million for the comparative reporting period. The main reasons for the decrease were due to the reducing of the Group's interest in Randgold

Resources over the past year from 42,9% at 30 June 2003 to 31,36% on 30 June
2004, through the disposal of Randgold Resources shares, a 80% decrease in
Randgold Resources' net profit to US$6,8 million compared with the net profit of
US$33,7 million for the corresponding period, and due to the strengthening of the Rand over the past year.

The profit on the sale of portion of investment in associate of R150,4 million relates to the sale of 1,6 million Randgold Resources shares for a consideration of R200,2 million. Capital gains tax of R19,1 million was provided for on the sale of these shares. Randgold & Exploration has the option to claw back 3 million Randgold Resources shares to increase the Group's holding in Randgold
Resources to 36,49%.

The profit on the sale of investments relates to the sale of approximately 60,5 million JCI Limited shares during March 2004.

No dividends have been declared for the period under review.

CHANGE OF AMERICAN DEPOSITARY SECURITIES RATIO ("ADS")

In April 2004, Randgold & Exploration changed the ratio of its ADSs from 1:3 to
1:1. The purpose of the ratio change was to create further stock liquidity and to enhance the marketability of the ADSs without diluting the current ADR holders.

PROSPECTS

The proposed acquisition of a substantial shareholding in Aflease will allow
Randgold & Exploration to participate in Aflease's gold projects at its Bonanza
South mine and its Modder East project. In addition, Aflease has the largest uranium resources in South Africa, for which Aflease will commence a pre-feasibility study shortly.

As announced in June 2004, the Angolan diamond opportunities are being rapidly developed and plant and equipment is being moved to site and will be commissioned during the third quarter of 2004.

The platinum prospects held through joint ventures with Pan Palladium and
Eurasia are progressing, and encouraging drilling results have been declared by our partners on the Aurora prospect, where further drilling has been initiated.
On the farm Doornbosch, the UG2 reef will be drilled in the forthcoming quarter for reserve estimation purposes.

Randgold Resources has concluded the sale of the Syama mine in Mali, and is progressing well with the development of the Loulo mine, which is planned to commence production in mid-2005, as an opencast operation. A feasibility study to develop an underground mine at Loulo has also been commissioned by Steffen,
Robertson and Kirsten (South Africa) (Pty) Limited.

With its new focus on becoming an active mining entity, the Company will continue to seek out promising opportunities in the future.

For and on behalf of the board

RB Kebble                           HC Buitendag
Chief Executive Officer             Financial Director
Johannesburg                        16 September 2004

Randgold & Exploration Company Limited ("Randgold & Exploration" or "the
Company")

Reg No 1992/005642/06   Share code RNG   ISIN number ZAE000008819
Nasdaq trading symbol RANGY

Registered Office
28 Harrison Street
Johannesburg 2001
PO Box 11165
Johannesburg 2000 Republic of South Africa
Tel +27 (11) 688 5011
Fax +27 (11) 834 5086

South African Transfer Secretaries Computershare Investor Services 2004 (Pty)
Limited

70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107 Republic of South Africa
Tel +27 (11) 370 5000
Fax +27 (11) 834 2446

United States Depository
American Depository Receipts
The Bank of New York
Shareholder Relations Department

101 Barclay Street
New York NY 10286
Tel +91 212 815 3326
Fax +91 212 571 3050

Investor relations
For further information contact George Poole on
Tel +27 (11) 688 5012
Fax +27 (11) 836 3757
e-mail  gpoole@jci.co.za
Website  www.randgold.co.za

Sponsor
Sasfin Corporate Finance a division of Sasfin Bank Limited